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FORMERLY DRONEDEK

Arrive Technology Inc. Annual Report

Arrive Technology Inc. ("Arrive," the "Company," "we," or "us"), a Delaware C-Corp originally incorporated on April 30th, 2020 as Dronedek Corporation.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document. No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

ABOUT THIS FORM C-AR:
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and,

therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at:
https://www.arrive.tech/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

Arrive Technology Inc.

12175 Visionary Way, Fishers, IN 46038

Eligibility

2. The following are true for Arrive:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
Arrive has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding, however they have filed their C-AR after the deadline imposed under Regulation Crowdfunding.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>Employee Name and Title</u>

Daniel O'Toole | Chairman and CEO (Primary Position)

Employee Background

Daniel is the CEO of Arrive and is responsible for strategic development and operational execution.

3-Year Work History

Chairman and CEO | Arrive | February 2019 – Present

Other business experience in the past three years:

CEO | Facility Maintenance USA, Inc. | January 2007 – January 2020

CEO/Managing Broker | Striker Realty Group | May, 2016 – Present

<u>Employee Name and Title</u>

Arthur G. Beriault | Board Member (Primary Position)

Employee Background

Arthur is responsible for administrating and maintaining policies involving federal, state and local government affairs. He is also the treasurer for the issuer and is responsible for financial transactions and fundraising efforts.

3-Year Work History

VP of Government Affairs | Arrive | April 2020 – Present

Treasurer | Arrive | May 2022 - Present

Other business experience in the past three years:

Owner | Floor Coverings International of Carmel | April 2016 – July 2021

Employee Name and Title

John Ritchison | Arrive | Attorney and Secretary

(Primary Role is with Ritchison Law Offices. John Ritchison currently serves 12 hours per week in his role with the issuer)

Employee Background

John is responsible for managing legal affairs of the corporation, particularly the intellectual property (patents, trademarks, etc.)

3-Year Work History

Attorney | Arrive | April 2020 – Present

Secretary | Arrive | April 2020 - Present

Other business experience in the past three years:

Patent Attorney | Ritchison Law Offices | July 2002 – Present

Employee Name and Title

Neerav Shah | Arrive | Chief Strategy Officer and Member of Board of Directors (Primary Role)

Employee Background

Neerav is responsible for innovation and identification of key elements in the autonomous delivery space.

3-Year Work History

Chief Strategy Officer | Arrive | February 2021 – Present

Member of Board of Directors | Arrive | September 2019 - Present

Other business experience in the past three years:

Principal | PRN Associates, Inc. | March 2010 – January 2021

Co-Founder and COO | Aerotronic (Techstars Mobility '18) | January 2015 – Present

Employee Name and Title

Mark D. Hamm | Arrive | Chief Operating Officer and Member of Board of Directors (Primary Role)

Employee Background

Mark is responsible for working with the CEO to lead the team of high-performing professionals to be efficient, productive and effective.

3-Year Work History

Chief Operating Officer | Arrive | June 2022 – Present

Member of Board of Directors | Arrive | June 2022 - Present

Other business experience in the past three years:

CEO and Co-Founder | Perimeter Aero | January 2021 – May 2022

Founding Partner | Jetavate | July 2011 – Present

Co-Founder and CEO | ProofPort | October 2014 – January 2020

Employee Name and Title

Todd Pepmeier | Arrive | Chief Financial Officer

(Primary Role at the time of this offering is with Korn Ferry. Todd Pepmeier currently serves 20 hours per week in his role with the issuer)

Employee Background

Todd is responsible for partnering with the CEO and leadership team to ensure the company has the financial resources needed for growth, implementing effective internal controls and supporting strategic business decisions.

3-Year Work History

Chief Financial Officer | Arrive | May 2023 – Present

Other business experience in the past three years:

Principal/CFO | FocusCFO | May 2023 – Present

Vice President Finance & Accounting | Kinney Group, Inc. | November 2021 – June 2022

CFO | Agilify Automation | March 2018 – August 2021

<u>Employee Name and Title</u>

Kevin McAdams | Arrive | Board Member

(Kevin's current primary role is Retired. He currently services 2 hours per week in his role with the Issuer).

Employee Background

Kevin advises on strategic plans, participating in evaluations, and monitoring financial affairs of the Company.

3-Year Work History

Board Member | Arrive | April 15th, 2022 – Present

Other business experience in the past three years:

VP, Delivery, Retail and Fleet Operations | United States Post Office | May 2, 2016 – December 31, 2020

<u>Employee Name and Title</u>

Bill Stafford | Arrive | Board Member

(Bill's current primary role is with Verizon. Bill currently services 2 hours per week in his role with the Issuer).

Employee Background

Bill advises on strategic plans, participating in evaluations, and monitoring financial affairs of the Company.

3-Year Work History

Board Member | Arrive | August 15th, 2022 – Present

Other business experience in the past three years:

Solutions Delivery Manager, Robotics Business Technology | Verizon | January 31, 2022 – Present

UAS Advisory Board | Purdue University | November 22, 2019 – Present sUAS Services Engineer | Skyward (A Verizon Company) | March 22, 2019 – January 31, 2022

Employee Name and Title

John Callan | Arrive | Board Member

(John's current primary role is with Ursa Major Associates, LLC. John Callan currently services 2 hours per week in his role with the Issuer).

Employee Background

John advises on strategic plans, participating in evaluations, and monitoring financial affairs of the Company.

3-Year Work History

Board Member | Arrive | August 15th, 2022 – Present

Other business experience in the past three years:

Solutions Delivery Manager, Robotics Business Technology | Verizon | January 31, 2022 – Present

Founder | The PostalVision 2020 Initiative | October 29, 2010 – October 30, 2020

CEO | Ursa Major Associates, LLC | June 1, 2001 – Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Daniel O'Toole

Securities

102,000,000

Security Class

Common Stock

Voting Power

88.17%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Arrive Mailboxes enable automated delivery of packages, products, food, and more.

Our mailbox-as-a-service enables on-demand, smart, secure, climate-controlled deliveries by couriers, drones, and robots. We are also developing a delivery marketplace. The marketplace sells optimal combinations of delivery times, mailbox space, and related promotions. This prioritizes pizza deliveries during the Super Bowl, carrier deliveries during business hours, and pharmacy at night.

As an early innovator, we have obtained patents that secure our leadership in automated delivery endpoints. It's a huge opportunity whose time has come. We aim to serve the 160 million+ businesses and residents , with US addresses - and later we will serve the globe.

We believe the future of automated delivery mailboxes has arrived in Arrive. As one of the earliest secured drone delivery receptacle patent application filers, we believe Arrive is the future of drone delivery.

Arrive controls the exclusive secured drone delivery smart mailbox patents which we believe is one of the largest undeveloped global market opportunities in the world. Arrive's patents have created a global opportunity that includes every residential and commercial address in the USA.*

* https://www.Arrive.com/patents/

All of the current Patent and patent applications are secured under an exclusive license from the owner/inventor Dan O'Toole (Signed 5/26/2020 and approved under Board Resolution No. 7). Additional IP including patents, derivatives, and trademarks from Dan O'Toole ("stockholder-) for Arrive Corporation are included in this Exclusive License. The license renews automatically (Part 7 of the license). Future Intellectual Property rights for pending applications of the corporation are protected by IP agreements with its employees and contractors as work-for-hire persons assigning their rights directly to the corporation.

Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is to be paid. Accordingly, for the years ended December 31, 2021, and 2020, the Company recorded licensing fee costs in the amount of $120,000 and $70,000, respectively. For the eight months ended August 31, 2022, the Company recorded licensing fee costs in the amount of $80,000.

Competitors and Industry

Industry

We believe the total addressable market for Arrive is the 163 million addresses serviced by the United States Postal Service (source: https://facts.usps.com). Even at

$100 per address, this opportunity represents tens of billions of dollars in opportunity.

Competition

Our competitive advantage is Arrive's intellectual property patents which provide the company with the first position in the secured drone and robotic delivery mailbox. We beat Amazon to the patent office by nine days and the United States Postal Services by two weeks.

Our aggressive sales and marketing campaign in the target markets, supported by a national branding campaign over the patent life through 2036 will support Arrive's first-in-market leading smart mailbox drone receptacle.

The competition (Amazon, UPS, FedEx, and other logistics players) may attempt to enter the market, but Arrive's patents will help protect our delivery system advantage. In addition, companies such as Valqari and Airbox are still looking for business models that don't infringe on our IP.

Current Stage and Roadmap

Current Stage

Arrive is presently pre-revenue. The financing and capitalization of the organization is the next step. We anticipate that this funding round will help us accelerate prototype development and test marketing with an initial limited production run for product development and identification of sourcing partners and manufacturers.

Future Roadmap

Arrive's Go live launch service offering/revenue phase will follow the 6 to 18- month pre-revenue phase.

Arrive's go-live revenue subscription phase includes sales and marketing of residential and commercial addresses in targeted geographical markets. Subscription service provides the last mile solutions for drone delivery and other unmanned autonomous vehicle delivery, conventional delivery, food, beverage, medical and pharmaceuticals, and other general parcels.

Implementation and go live for the early adapters in strategic markets includes medical and college campuses to build early penetration of adapters clusters.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Any Valuation At This Stage is Difficult to Assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

Drones and our drone receptacles are subject to substantial regulation under federal, state, and local laws. Federal regulations include those of the Federal Aviation Administration, such as certifications for logistics companies. These laws are subject to change. To the extent the laws change, or if we introduce new delivery systems in the future, some or all of our products may not comply with applicable federal, state, or local laws. Further, certain federal, state, and local laws and industrial standards currently regulate the operation of drones. Although standards for drones are not yet generally available or accepted as industry standards, our products may become subject to federal, state, and local regulation in the future. Compliance with these regulations could be burdensome, time consuming, and expensive.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

Terms of Subsequent Financings May Adversely Impact Your Investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law,

state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the

Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Additional Issuer Specific Risks:

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Arrive product. Delays or cost overruns in the development of our Arrive or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

This offering involves "rolling closings, which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that the escrow agent disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the n1arketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have n1uch better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits

We have a limited operating history on which you can evaluate our business. Our corporate entity has only existed since 2020, and many members of our management team are new to their positions. As a result, our business may be subject to many of the problems, expenses, delays, and risks inherent in the growth of a new business and the integration of key personnel and infrastructure.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns THREE trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. In addition, we have pending patent approvals that may be vulnerable. We license the patents and IP from our founder and CEO, Dan O'Toole. These patents are material to our business.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ARRIVE or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ARRIVE could harm our reputation and materially negatively impact our financial condition and business.

Execution Risks

ARRIVE requires a comprehensive organization and company infrastructure development including departmental support from sales, marketing, installation, customer service, technical, regulatory, human resources, accounting and legal to execute its business plan which may occur slower than anticipated. John Ritchison is a part-time officer. As such, it is likely that the company will not make the same progress as it would if they were not.

Lack of availability of components could adversely impact operations

Lack of availability of components for our drone delivery systems could delay or adversely impact our operations. We rely on components, materials, and component parts that are subject to occasional shortages depending on fluctuations in supply and demand and current issues in the global supply chain. Shortages may result in delayed shipments of materials, increased costs, or both.

We may not be able to effectively manage our growth

As we grow our business, slower growing or reduced demand for our products, increased competition, a decrease in the growth rate of our overall market, failure to develop and successfully market new products, or the maturation of our business or market could harm our business. We expect to make significant investments in research and development and sales and marketing, expand our operations and infrastructure, design and develop or acquire new products, and enhance our existing products. If our sales do not increase at a sufficient rate to offset these increases in our operating expenses, our profitability may decline in future periods.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and imn1ediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Do the securities offered have voting rights? Voting Rights and Proxy:

Stockholders are granted one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation. Each stockholder is entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy.

How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common Stock	200,000,000	115,679,941	N/A	N/A	Yes.

*The total number of shares outstanding on a fully diluted basis, 115,679,941, includes 118,904,933 shares of Common Stock shares and does not include 652,857 shares of Common Stock Warrants.

Options, Warrants and Other Rights

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No, the only security the issuer has authorized and outstanding is Common Stock.

How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Pre-Money Valuation: $332,933,812

This valuation is a function of successfully raising funds, over multiple rounds, over multiple years, while exceeding investor expectations by delivering an ongoing series of valuable and de-risking milestones along the way.

Our assets and achievements include:

1. An industry-leading position in IP/patents, much like Qualcomm's in cellphone technology

2. The design, manufacture, and deployment of two generations of smart mailboxes with customers and partners.

3. The current development of our third-gen mailbox system and marketplace will be operationalized at scale.

4. We have grown our team and board with more industry expertise, knowledge, and ability to execute

5. Most recently, a multi-week automated and courier delivery pilot with the US Post Office, Uber Eats, Doordash, McDonald's, and other local retailers, businesses, and restaurants.

6. Acknowledged Market leader/brand in smart automation mailboxes – working with many drone, robotic, retail, and other players in automated delivery

Many industry counterparts, who are also pre-revenue, have 9-figure and IO-figure valuations. As leaders in drones, robotics, autonomy, and drone services they will benefit from the largest change in e-commerce since the internet - like we do. E- commerce on-demand - to your door or business - is a world-economy-changing opportunity.

It's now acknowledged that an automated delivery supply chain will have limited success without a secure, smart, climate-controlled receptacle like Arrive's. Our valuation reflects the fact that we are an indispensable component of the last mile of automated deliveries by drones, robots, autonomous vehicles, and couriers from the likes of Uber Eats, UPS, and Walmart.

Initially, we will be targeting a single-digit percentage of the US market with our mail- box-as-a-service and automated-delivery marketplace (which enables scheduling, space reservation, and promotion for automated deliveries). Our business model is designed to deliver annual recurring revenue in the billions. If we value our business with the same timeframe and industry potential that our comparable are valued with, its easy to see why future-looking investors, seeking the next Amazon or Google, have made investments in the building blocks of tomorrow's automated logistics and delivery industry at our prior levels of valuations. For Arrive, a single-digit percentage of just the 160 million plus US addresses represents a recurring revenue opportunity measured in the billions over the next decade.

Publicly-disclosed valuations of the following comparable companies include:

• Joby Aviation: Raised a $100M Series B in February 2018 at a valuation of $350M. The company is pre-commercial.

• Nuro: Raised a $600M Series Din November 2021 at a valuation of$8B. The company is pre-commercial.

• Zipline: Raised a $250M Series E in June 2021 at a valuation of $2.5B. The company remains in the pilot stage in the U.S. but offers autonomous delivery in Rwanda and Ghana.

Our competitive advantage is Arrive's intellectual property patents which provide the company with the first position for the secured drone and robotic delivery mailbox. We beat Amazon to the patent office by nine days and the United States Postal Services by two weeks.

Arrive patents: https://www.Arrive.com/patents/

Patent 1 https://patents.google.co1n/patent/US9840340B2/en?oq=9%2c840%2c340

The Company set its valuation internally without a formal-third party independent evaluation.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), considering inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**

3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Paul Evans and Brian Grigsby	$66,450.00	0.0%	May 11, 2025

*The Company has issued 510,000 shares of Common Stock warrants through 2023. They were granted to two investors. The first investor holds Common Stock warrants for 250,000 shares that were issued on March 21, 2021 and the Common Stock warrants for 260,000 were issued to the second investor on May 11, 2021.

What other exempt offerings has the Company conducted within the past three years?

- **Name: Common Stock sold on August 31st, 2021**

  Type of Security Sold: Common Stock

  Final Amount Sold: $3,475,944.00

  Number of Securities Sold: 2,918,122

  Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.

Regulatory Exemption: Regulation Crowdfunding

- **Name: Common Stock sold on August 26th, 2022**

  Type of Security Sold: Common Stock

  Final Amount Sold: $1,954,604.75

  Number of Securities Sold: 1,868,216

  Use of Proceeds: Working Capital

  Regulatory Exemption: 506(c)

- **Name: Common Stock sold on July 10th, 2023**

  Type of Security Sold: Common Stock

  Final Amount Sold: $1,270,405.72

  Number of Securities Sold: 481,585

  Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.

  Regulatory Exemption: Regulation Crowdfunding

- **Name: Common Stock sold from October 17 through December 15, 2023**

  Type of Security Sold: Common Stock

  Final Amount Sold: $520,708.08

  Number of Securities Sold: 176,924

  Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.

  Regulatory Exemption: Regulation Crowdfunding

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

Related Party Transactions:

Name of Entity: Daniel O'Toole

Relationship to Company: 20% Owner

Nature/ amount of interest in the transaction: On May 26, 2020, the company entered into an agreement with a stockholder of the company (the founder) for the use of a patent.

Material Terms: Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is to be paid. Accordingly, for the years ended December 31, 2021 and 2020, the Company recorded licensing fee costs in the amount of $120,000 and $70,000, respectively.

Name of Entity: Striker Property Group LLC

Names of 20% owners: Daniel O'Toole

Relationship to Company: Officer

Nature/ amount of interest in the transaction: Striker Property Group is Owned by Daniel O'Toole, Arrive's CEO. The company rents a warehouse from Striker.

Material Terms: The rent is $1,500 a month and the lease is on a month-to-month basis.

Financial Condition of the Issuer

Does the issuer have an operating history?

<u>Overview</u>

Our current monthly burn rate is approximately $150,000/month, with zero revenue. Based on our current cash on hand as of December 2023, this means we would have been viable for another 4 months. Our plan is to go operational in 2025. The team has been fundraising in 2024, providing additional cash flow to maintain operations through 2024.

Bridge Years 2023-25

We are planning for a $3.5MM yearly crowdsourcing target (which we raised in a parallel effort in 2021 on WeFunder) for both 2023 and 2024, allowing us to hold plenty of cash on hand in preparation for future and ongoing operational expenses. This number does not include possible angel investments, which have averaged $1.0 MM per annum for the last two years.

We aim to be operational with 75,000 units installed by end of 2025.

<u>Foreseeable major expenses based on projections:</u>

The foreseeable major expenses based on projections include the following: Research & Development; Pilots/ Product Development; Test market identification and rollout; and Legal/ Intellectual Property.

<u>Future operational challenges:</u>

Future operational challenges include the following:

- Iterative development of product, customer pilots, and operations rely heavily on continuous learning and co-creation with customers. They inherently contain learning and risk. The goal is to de-risk the business as product-market-fit and milestones for scaling are achieved.
- The pace of market adaptation and customer penetration.
- Collaboration with key customers, technology providers, professional service providers, and channels

<u>Future challenges related to capital resources:</u>

Future challenges related to capital resources include access to continuing funding sources and raising on the platform as 1nanagement executes the business plan.

<u>Future milestones and events:</u>

Future milestones and events that will significantly impact the company financially include the following:

- Marketing penetration
- Sales penetration
- Customer service support
- Product installation
- Development of key customers, technology providers, professional service providers and channels

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Arrive had approximately $619,601 of cash on hand as of December 31, 2023. The Company has no existing lines of credit. We will likely require additional financing in excess of the proceeds from the current offering.

The funds from this campaign are critical to the company's operations and will allow the company to launch its business plan. These funds will provide the necessary capital to operate and execute its plan until the next fundraise.

The Company is actively pursuing other opportunities in the market that may provide additional sources of capital. We do not have the ability to make mandatory capital calls from existing investors.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer,

municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
i. In connection with the purchase or sale of any security?
ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:
    1. Association with an entity regulated by such commission, authority, agency or officer?
    2. Engaging in business of securities, insurance, or banking?
    3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the

Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

PicMii answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Financials: See Exhibit A

Exhibit A

Audited Financial Statements

ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

FINANCIAL STATEMENTS

ARRIVE TECHNOLOGY INC.
(FORMERLY DRONEDEK CORPORATION)
TABLE OF CONTENTS

FINANCIAL STATEMENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Arrive Technology Inc. (formerly Dronedek Corporation)

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Arrive Technology Inc. (formerly Dronedek Corporation) (the Company) as of December 31, 2023 and 2022, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit of $11,382,654 and a net loss for the current year of $7,321,134. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

- 3 -

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We determined that there were no critical audit matters.

Assurance Dimensions

We have served as the Company's auditor since 2022.
Margate, Florida
April 24, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

- 4 -

ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)

BALANCE SHEETS

December 31, 2023 and 2022

		2023		2022
ASSETS				
CURRENT ASSETS				
Cash	$	325,472	$	1,557,096
Prepaid expenses		9,143		257
Other current assets		-		5,692
Total current assets		334,615		1,563,045
PROPERTY AND EQUIPMENT, NET		85,573		48,679
CONSTRUCTION-IN-PROGRESS		-		722,069
PATENTS, NET		197,913		198,200
OTHER LONG-TERM ASSETS				
Security deposit		1,500		1,500
Long-term assets		284,986		970,448
TOTAL ASSETS	$	619,601	$	2,533,493
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	1,025,007	$	106,446
Accrued liabilities		7,925		7,924
Credit card payable		37,399		17,693
Current portion of note payable		7,950		7,415
Total current liabilities		1,078,281		139,478
NONCURRENT LIABILITIES				
Note payable, net of current portion		19,086		26,273
Total liabilities		1,097,367		165,751
COMMITMENTS AND CONTINGENCIES (Note 8)				
STOCKHOLDERS' EQUITY (DEFICIT)				
Common stock, $0.00005 par value, 200,000,000 shares authorized, 115,378,570 shares and 118,418,121 issued and outstanding at December 31, 2023, and December 31 2022, respectively, net of treasury stock, 10,000,000 shares at cost		5,769		5,921
Additional paid-in capital, net of offering costs		10,924,624		6,508,746
Subscription receivable		(25,505)		(85,405)
Accumulated deficit		(11,382,654)		(4,061,520)
Total stockholders' equity		(477,766)		2,367,742
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	619,601	$	2,533,493

See accompanying notes to financial statements.

ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2023 and 2022

	2023	2022
REVENUE	$ -	$ -
GENERAL AND ADMINISTRATIVE EXPENSES		
Salaries and wages - office	2,610,407	1,193,731
Impairment losses	1,824,923	-
Legal and professional fees	1,645,678	339,747
Outside services	266,225	9,892
Research and development	214,493	177,873
Marketing and trade show	207,234	197,545
Licensing fee	120,000	120,000
Office supplies and software	106,011	73,413
Taxes and licenses	69,852	31,561
Travel	68,325	85,692
Insurance	67,005	53,914
Rent	40,550	19,732
Meals, entertainment and employee benefits	35,634	19,680
Transportation	13,428	2,434
Depreciation	13,106	9,764
Shipping and freight	12,271	8,934
Utilities	4,000	3,558
Bank charges and fees	709	2,676
Amortization	287	-
Employee benefits	-	18,203
Donations	-	5,290
Recruiting	-	1,083
Total general and administrative expenses	7,320,138	2,374,722
OTHER EXPENSES		
Interest expense	2,937	1,571
Miscellaneous expense	(1,941)	3,126
Total other expenses	996	4,697
LOSS FROM OPERATIONS BEFORE TAXES	(7,321,134)	(2,379,419)
TAXES		
EDGE tax credit expense (benefit)	-	(9,195)
NET LOSS	$ (7,321,134)	$ (2,388,614)
NET LOSS PER SHARE:		
Basic and diluted	$ (0.06)	$ (0.02)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:		
Basic and diluted	118,720,913	118,021,476

See accompanying notes to financial statements.

ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2023 and 2022

	Number of Shares	Common Stock ($) Par Value	Additional Paid-In Capital, Net of Offering Costs ($)	Subscription Receivable ($)	Note Receivable from Stockholder ($)	Accumulated Deficit ($)	Total Stockholders' Equity
Balance at December 31, 2021	127,621,585	$ 6,381	$ 4,978,277	$ -	$ (152,250)	$ (1,672,906)	$ 3,159,502
Issuance of common stock, net	631,424	32	1,223,863	(85,405)	12,000	-	1,150,490
Stock-based compensation	245,255	12	446,352	-	-	-	446,364
Cancellation of promissory note receivable	(80,143)	(4)	(140,246)	-	140,250	-	-
Less: treasury stock, at cost	(10,000,000)	(500)	500	-	-	-	-
Net loss	-	-	-	-	-	(2,388,614)	(2,388,614)
Balance at December 31, 2022	118,418,121	5,921	6,508,746	(85,405)	-	(4,061,520)	2,367,742
Issuance of common stock, net	688,384	34	1,636,876	59,900	-	-	1,696,810
Issuance of common stock for Airbox purchase	378,290	19	1,047,844	-	-	-	1,047,863
Stock-based compensation	393,775	20	1,730,933	-	-	-	1,730,953
Cancellation of common stock	(4,500,000)	(225)	225	-	-	-	-
Net loss	-	-	-	-	-	(7,321,134)	(7,321,134)
Balance at December 31, 2023	115,378,570	$ 5,769	$ 10,924,624	$ (25,505)	$ -	$ (11,382,654)	$ (477,766)

See accompanying notes to financial statements.

ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)

STATEMENTS OF CASH FLOWS

For the Years Ended Decmber 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (7,321,134)	$ (2,388,614)
Adjustments to reconcile net loss to net cash from operating activities		
Stock-based compensation	1,730,953	446,364
Impairment charges	1,824,923	-
Depreciation and amortization	13,393	9,764
Changes in operating assets and liabilities		
(Increase) decrease in		
Prepaid expenses	(8,886)	2,910
Other current assets	5,692	-
EDGE tax credit receivable	-	9,195
Increase (decrease) in		
Accounts payable	918,562	86,355
Accrued liabilities	-	(21,377)
Credit card payable	19,706	17,693
Total adjustments	4,504,343	550,904
Net cash used in operating activities	(2,816,791)	(1,837,710)
CASH FLOWS FROM INVESTING ACTIVITIES		
Construction in progress	(104,991)	(209,741)
Patent filing costs	-	(198,200)
Purchases of property and equipment	-	(18,195)
Net cash used in investing activities	(104,991)	(426,136)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from the issuance of stock	1,696,810	1,150,490
Payments on note payable	(6,652)	(6,560)
Net cash provided by financing activities	1,690,158	1,143,930
NET DECREASE IN CASH	(1,231,624)	(1,119,916)
CASH, BEGINNING OF YEAR	1,557,096	2,677,012
CASH, END OF YEAR	$ 325,472	$ 1,557,096
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$ 2,937	$ 1,571
Income taxes	$ -	$ -
NONCASH TRANSACTIONS		
Borrowings for purchase of vehicle	$ -	$ 40,248
Subscription receivable	$ -	$ 85,405
Issuance of shares for AirBox asset purchase	$ 1,047,863	$ -
Cancellation and issuance of promissory note receivable	$ -	$ 140,250

See accompanying notes to financial statements.

---

1. **NATURE OF OPERATIONS**

Arrive Technology Inc. (formerly DRONEDEK Corporation) (the Company) was incorporated on April 30, 2020, in the State of Delaware. In 2023, DRONEDEK Corporation changed its name to Arrive Technology Inc. On May 19, 2023, and July 27, 2023, the Company filed documentation for this name change with the State of Indiana and the State of Delaware, respectively. The Company is a developmental technology company with a focus on designing and implementing a commercially viable smart mailbox for drone package receiving and storage.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (USGAAP).

Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash

Cash is defined as currency on hand and on-demand deposits. Cash equivalents are unrestricted highly liquid cash investments purchased with a maturity of three (3) months or less. There were no cash equivalents at December 31, 2023 and 2022.

Concentration of Credit Risk

The Company maintains its cash balances at one financial institution. The account is insured by the Federal Deposit Insurance Corporation (FDIC) up to a specified limit. The Company's balances at the financial institutions periodically exceed federally insured limits. At December 31, 2023 and 2022, the Company's uninsured cash balances totaled approximately $75,000 and $1,307,000, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk (Continued)

Management believes that the Company is not exposed to any significant risk concerning its cash balances. To date, the Company has not recognized any losses caused by uninsured balances.

Property and Equipment

The property and equipment is recorded at cost. The Company's policy is to depreciate the cost of the property and equipment using the straight-line method over the estimated useful life of the asset. The costs of maintenance and repairs are charged to expense when incurred (none noted in the current or prior year as it relates to the vehicle). The useful life of the property and equipment for purposes of computing depreciation is:

	Useful Life
Vehicle and Equipment	3-5 years

Construction-In-Progress

Construction-in-progress assets are measured at cost and consist of the costs accumulated to produce, develop and test the Company's prototype "smart" mailbox units (also called Arrive Points). Construction-in-progress assets are not depreciated until completed, commissioned, and ready for use. The cost of an item consists of the purchase price, any costs directly attributable to bringing the asset to the location, and conditions necessary for its intended use. Construction-in-progress are assessed periodically for project viability and impairment, and adjusted as considered necessary. As of December 31, 2023 and 2022, there were no contracts with future commitments.

Intangible Assets – Patents

The Company capitalizes external costs, such as filing fees, registration documentation, and attorney fees associated with the application and issuance of patents. The Company expenses costs associated with maintaining and defending patents subsequent to issuance in the period incurred. The Company amortizes capitalized patent costs for internally generated patents on a straight-line basis over 20 years or the period in which the goods associated with the patent will be revenue-generating, which represents the estimated useful lives of the patents. The estimated useful lives for internally generated patents are based on the assessment of the following factors: the integrated nature of the patent portfolios being licensed (including the ability of the patent to generate viable goods and revenues), the overall makeup of the patent portfolio over time, and the length of license agreements for such patents. The Company assesses the potential impairment of all capitalized patent costs when events or changes in circumstances indicate that the carrying amount of the Company's patent portfolio may not be recoverable.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

Intangibles and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any long-lived asset may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability is performed. If an evaluation was required, the estimated future undiscounted cash flows associated with the asset (or group of assets) would be compared to the assets' (or group of assets') carrying amount to determine if a write-down to fair value is required on the basis of the assets' associated undiscounted cash flows. In 2023, certain capital costs included in construction-in-progress were identified as items with no future estimated cash flows, accordingly, the carrying costs of those items were identified as impaired and charged off as period cost.

The Company currently has the following types of long-lived assets: property and equipment, including a vehicle and aerial drones; construction-in-progress (CIP); and intangibles (patents). The vehicle and aerial drones were evaluated for impairments, and no impairments on those assets was considered necessary as of December 31, 2023.

In order to evaluate CIP for impairment, the accumulated costs were analyzed and categorized according to the specific generation of product to which they applied. It was determined that $630,657 was accumulated for the original mock-up unit in 2020, and the first 21 "Gen 1.0" units. These projects were fully complete by March 2023, and are now considered obsolete. The form and functionality of these prototypes have been superseded by "Gen 2.0", starting in April 2023. As a result of this analysis, the Company has decided to write-off the accumulated cost of the prototype and Gen 1.0 units as of December 31, 2023. The remaining CIP balance consists of Gen 2.0 and 2.1 costs were also analyzed and determined to be impaired. Hence, the carrying cost of CIP related to Gen 2.0 and 2.1 amounting to $196,403 were written off as of December 31, 2023. Total impairment losses recognized on CIP amounted to $827,060 in 2023. No impairment was recognized in 2022.

The Company acquired intangible assets as part of the Airbox asset purchase in the form of a patent portfolio. As of December 31, 2023, two patents are issued, one was imminent (awarded February 2024), and two are pending. The acquisition was completed on December 5, 2023, management performed a detailed analysis of the estimated future cash flows related to the above-mentioned tangible and intangible assets and recognized an impairment of $997,863, as of December 31, 2023. No impairment loss on the other patents was recognized in 2023 and 2022.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets (continued)

As of December 31, 2023 and 2022, total impairment charges were $1,824,923 and $0, respectively.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired or have been rendered in the ordinary course of business from suppliers or vendors. Payables and accrued liabilities are classified as current if payment is due within one year.

Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and develop a commercially viable drone delivery system. These equity financing transactions involve the issuance of common stock and at times, if the cash investment by each investor exceeds $250,000, include equity warrants.

Equity warrants are instruments that bestow upon the holder of the instrument the right to buy a particular stock at a predetermined price within a stipulated time frame. Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 480, the Company classified the warrants as equity instruments and carries the warrants at the grant date fair market value.

Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at an agreed-upon price, as defined in the Stock and Warrant Purchase Agreement ("the agreement") prior to the expiration of the warrants as stipulated by the terms of the transaction in the agreement. The fair value of the stock purchase warrants issued is determined by using the Black-Scholes-Merton ("Black-Scholes") model. The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of warrants, including the warrants' expected terms and the price volatility of the underlying stocks. The Company calculates the fair value of warrants granted by using the Black-Scholes pricing model with the following assumptions:

Expected Volatility: The Company estimated volatility for warrants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the warrant for a term that is approximately equal to the warrants' expected terms.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Financing (continued)

Expected Term: The expected term of the Company's warrants represents the period that the warrants are expected to be outstanding (typically, to expiration). The Company used the time remaining to the expiration of the warrants (contractual expiration) to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-Free Interest Rate: The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the warrants' expected terms at the grant date.

Dividend Yield: The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

The warrants have not been registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or qualified under any state or foreign securities laws and may not be offered for sale, sold, pledged, hypothecated, or otherwise transferred or assigned unless (*i*) a registration statement covering such shares is effective under the act and is qualified under applicable state and foreign law or (*ii*) the transaction is exempt from the registration and prospectus delivery requirements under the act and the qualification requirements under applicable state and foreign law and, if the corporation requests, an opinion satisfactory to the corporation to such effect has been rendered by counsel. The Company registered with the Security and Exchange Commission (SEC) on July 16, 2021, however, is not yet traded on the public market.

Loss per share

Basic loss per share is computed by dividing net loss by weighted average number of shares of common stock outstanding during each period. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period.

The Company had 652,857 warrants outstanding as of December 31, 2023 and 2022, with exercise prices of $2.38 per share. The weighted average exercise price for these warrants is $2.38 per share. These warrants are excluded from the weighted average number of shares because they are considered anti-dilutive.

The Company had 2,277,322 options outstanding as of December 31, 2023, with exercise prices of $0.19 and $0.205 per share. The weighted average exercise price for these options is $0.20 per share. These options are excluded from the weighted average number of shares because they are considered anti-dilutive.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin ("SAB") Topic 5A - *Expenses of Offering*. For the years ended December 31, 2023 and 2022, total offering costs were $126,512 and $24,640, respectively. Accumulated offering costs were $425,275 and $298,763 as of December 31, 2023 and 2022, respectively. These offering costs consisted of professional, regulatory, and other costs; all of which were charged to additional paid-in capital for all funding campaigns (crowdfunding, seed series, StartEngine, PicMii, etc.) held by the Company.

General and Administrative Expenses

General and administrative expenses include general compensation (including stock compensation), compensation for executive management, employee benefits, finance administration, and human resources, facility costs (including rent and common area maintenance charges), professional service fees, and other general overhead costs to support the Company's operations.

Research and Development

Research and development (R&D) costs, that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include fees paid to outside consultants for the Company's proprietary technology. For the years ended December 31, 2023 and 2022, the Company had R&D costs totaling $214,493 and $177,873, respectively.

Marketing Expenses

The Company uses various marketing methods to create brand awareness to promote and alert the public about future product and service offerings to generate future capital or revenue when a viable product is created. The Company's policy is to expense marketing costs in the period they are incurred. Marketing expenses were $207,234 and $197,545 for the years ended December 31, 2023 and 2022, respectively.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of the grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and uses the straight-line method to recognize stock-based compensation, as applicable. For stock-based compensation with performance conditions, the Company records compensation expenses when the performance condition is met. The Company uses the Black-Scholes model to estimate the fair value of stock options and forfeitures are accounted for when incurred.

The average price of one (1) share of the Company's common stock, which was determined to be $2.77 and $1.82 as of December 31, 2023 and 2022, respectively.

The prior company transaction method utilizes actual transactions in the Company's non-controlling, non-marketable private company equity interests. Therefore, the result is reflective of a non-controlling, non-marketable private company value and no discount for lack of control or marketability was considered necessary in the application of this methodology. As part of this methodology, there are a number of limiting assumptions, however, management believes it appropriately represents the fair market value indication for one (1) share of the Company's common stock. Since the Company's stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of the life cycle, size, market capitalization, and financial leverage of the other companies.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2023 and 2022, the Company has recorded a full valuation allowance against its deferred tax assets (see Note 14). The Company evaluates uncertain income tax positions in order to determine if it is more likely than not that they would be sustained upon examination.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

As the Company was incorporated in 2020, the Company's Federal income tax returns for all years of operation are subject to examination by the Internal Revenue Service.

Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows established frameworks for measuring fair value and expands disclosures about fair value measurements (reference Note 4).

Recently Adopted Accounting Guidance

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through earnings. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were subscription receivable. The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*, which supersedes existing guidance for accounting for leases under *Topic 840, Leases*. The FASB also subsequently issued the following additional ASUs, which amend and clarify Topic 842: ASU No. 2018-01, *Land Easement Practical Expedient for Transition to Topic 842;* ASU No. 2018-10, *Codification Improvements to Topic 842, Leases;* ASU 2018-11, *Leases (Topic 842): Targeted Improvements; ASU No. 2018-20*, *Narrow-scope Improvements for Lessors;* and ASU No. 2019-01, *Leases (Topic 842): Codification Improvements*. The Company elected to adopt certain of these ASUs, effective January 1, 2022, as disclosed in Note 8.

ARRIVE TECHNOLOGY INC.
(FORMERLY DRONEDEK CORPORATION)
NOTES TO FINANCIAL STATEMENTS (Continued)

3. GOING CONCERN

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustment relating to recoverability and classification of recorded amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has a minimum cash balance available for payment of ongoing operating expenses. As of December 31, 2023, the Company has an accumulated deficit of $11,382,654 and a net loss for the current year of $7,321,134. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the issuance date of this report. The Company is subject to a number of risk similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company's continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance that the necessary debt or equity financing will be available or will be available on terms acceptable to the Company.

4. FAIR VALUE MEASUREMENTS

The Company reports all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2: Inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

4.   FAIR VALUE MEASUREMENTS (Continued)

a.   Quoted prices for similar assets or liabilities in active markets,
b.   Quoted prices for identical or similar assets or liabilities in inactive markets,
c.   Inputs other than quoted prices that are observable for the asset or liability, and
d.   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The financial statements as of and for the twelve months ended December 31, 2023 and 2022, do not include any nonrecurring fair value measurements relating to assets or liabilities.

The Company measures the warrants using Level 3 unobservable inputs within the Black-Scholes pricing model, as described in Note 2. The Company used various key assumptions, such as the fair value of the common stock, volatility, the risk-free interest rate, and expected term (remaining contractual term of the warrants).

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2023	2022
Vehicle	$ 58,443	$ 58,443
Drone hexacopter	50,000	-
Total property and equipment	108,443	58,443
Less: accumulated depreciation	(22,870)	(9,764)
TOTAL PROPERTY AND EQUIPMENT, NET	$ 85,573	$ 48,679

For the years ended December 31, 2023 and 2022, total depreciation expenses were $13,106 and $9,764, respectively. In December 2023, the Company acquired fixed assets as part of an asset purchase agreement. See details in Note 15.

5.   **PROPERTY AND EQUIPMENT (Continued)**

CONSTRUCTION-IN-PROGRESS:
As of December 31, 2023 and 2022, balance of construction-in-progress was $0 and $722,069, respectively. The balance of construction-in-progress was assessed for impairment in 2023 and adjusted as detailed in Note 2.

6.   **PATENTS, NET**

Patents consist of the following:

	2023	2022
Patents	$ 1,196,063	$198,200
Total patents	1,196,063	198,200
Less: impairment	(997,863)	-
Less: accumulated amortization	(287)	-
TOTAL PATENTS	$ 197,913	$ 198,200

In 2023, three (3) of the Company's forty-six (46) patents were approved and began being amortized over twenty years. As of December 31, 2022, there were no patents approved by the countries in which the patent applications were filed. In December 2023, the Company acquired patents as part of an asset purchase agreement. During the annual impairment assessment performed by the Company at December 31, 2023, these acquired patents were determined to be fully impaired. See details in Note 15.

Amortization expense was $287 for the year ended December 31, 2023. There was no amortization expense for the year ended December 31, 2022.

7.   **NOTE PAYABLE**

Note payable consists of the following:

	2023	2022
Vehicle note payable entered into during 2022 for $40,248 with monthly installment payments of $799, including interest at 6.99% per annum. The loan is collateralized by the respective vehicle and is due in February 2027.	$ 27,036	$ 33,688
Less current portion	(7,950)	(7,415)
LONG-TERM PORTION	$ 19,086	$ 26,273

7.   NOTE PAYABLE (Continued)

The balance of the above debt matures as follows:
Year Ended December 31,

	Amount
2024	$ 7,950
2025	8,524
2026	9,140
2027	1,422
TOTAL	$ 27,036

Interest expense related to this note payable for the years ended December 31, 2023 and 2022, was $2,937 and $1,571, respectively.

8.   COMMITMENTS AND CONTINGENCIES

Lease Obligation

Effective April 17, 2023, the Company expanded its leased office space. The initial term was six months, and thereafter a month-to-month lease which can be canceled with a 30-day written notice and agreement to suitable terms by both parties. Under this lease, base rent is $1,600 per month.

The Company is required to pay insurance, listing the property owner as an additional insured, and normal maintenance costs for certain of this leased property.

As discussed in Note 2, FASB, under ASU No. 2016-02, *Topic 842, Leases*, allows companies to elect certain policies for short-term leases. To qualify as a short-term lease, a lease must have an initial term of 12 months or less and not include renewal options or a purchase option that the lessee is reasonably certain to exercise.

The lease arrangement is a month-to-month arrangement that can be canceled with a 30-day written notice and agreement of suitable terms and does not include a purchase option. Due to the insignificant nature of the lease transaction, the Company has not recorded the potential right-of-use asset and the related lease liability and has recorded lease expenses on a straight-line basis.

Litigation

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims. In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters.

8.   COMMITMENTS AND CONTINGENCIES (Continued)

The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company's products, when used for their intended purposes, infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company's limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

9.   RELATED-PARTY TRANSACTIONS

On May 26, 2020, the Company entered into a 3-year agreement with a stockholder of the Company for the use of a patent. Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is paid. Accordingly, for the years ended December 31, 2023 and 2022, the Company recorded licensing fee costs in the amount of $120,000 each year.

Although the contract expired in 2023, no new agreement has been executed as of the date of this report. The Company has constructively extended the contract by continuing to pay licensing fees in accordance with the agreement dated May 26, 2020.

The Company rents a warehouse from an officer and shareholder for $2,250 a month on a month-to-month basis.

10.   STOCKHOLDERS' EQUITY

<u>Common Stock</u>

As of December 31, 2023, the Company has 200,000,000 common shares authorized with 115,378,570 shares being issued and outstanding. The par value is $0.00005. No other class of stock has been authorized or is available for issuance.

For the year ended December 31, 2023, the Company issued and cancelled 1,460,449 and 4,500,000 shares of common stock, respectively, as follows:

a) 53,334 restricted shares, subject to a time-based vesting schedule which began July 1, 2021, with shares vesting quarterly (13,333 per quarter), recognized as compensation expense, valued at $0.21 per share based on the prevailing fair market value report at the grant date.

10. STOCKHOLDERS' EQUITY (Continued)

Common Stock (Continued)

b) 305,441 shares issued with employees or consultants via stock awards, subject to a performance threshold and time-based vesting schedule, recognized as compensation expense, valued at $2.77 per share based on the average price per stock issued to investors for cash in 2023.

c) 35,000 restricted shares in January 2023, subject to a milestone-based vesting schedule, with shares vesting ratably over seven milestones, recognized as compensation expense. The shares were valued at $2.77 per share based on the average price per stock issued to investors for cash in 2023.

d) 139,200 shares during 2023 (January, May, July, August, and October) with accredited investors in exchange for $389,753 at $2.80 per share.

e) 22,858 shares in June 2023 with an accredited investor in exchange for cash of $40,002 at $1.75 per share.

f) 348,676 shares through a crowdfunding campaign with other investors in 2023 in exchange for net cash and services in kind of $881,969 and $34,679, respectively, at an average of $2.63 per share.

g) 176,343 shares issued through a crowdfunding campaign with other investors in November 2023 in exchange for net cash of $520,708, at an average of $2.95 per share.

h) 378,290 shares issued as consideration for an asset purchase agreement with AirBox executed on December 5, 2023, based on the average price per stock of $2.77 issued to investors for cash in 2023, for a total consideration of $1,047,863.

i) Cancelled 4,500,000 shares issued to a founding member on April 30, 2020, which was issued at $0.00024 per share.

For the year ended December 31, 2022, the Company issued 876,679 shares of common stock, with 80,143 removed from outstanding stock, as follows:

a) In January 2022, because of a cancellation and termination of an existing arrangement (including the promissory note receivable), 80,143 shares were removed from outstanding stock (not canceled) and made available for issuance (reference below for further details).

b) 53,332 restricted shares, subject to a time-based vesting schedule which began July 1, 2021, with shares vesting quarterly (13,333 per quarter), recognized as compensation expense, valued at $1.82 per share based on the price per stock issued to investors for cash during 2022.

c) 165,923 shares issued throughout 2022 with employees or consultants via stock awards, recognized as compensation expense, valued at $1.82 per share based on the price per stock issued to investors for cash during 2022.

ARRIVE TECHNOLOGY INC.
(FORMERLY DRONEDEK CORPORATION)
NOTES TO FINANCIAL STATEMENTS (Continued)

10. STOCKHOLDERS' EQUITY (Continued)

Common Stock (Continued)

d) 26,000 restricted shares in February 2022, subject to a time-based vesting schedule, with 6,000 immediately awarded, with the residual balance of 20,000 vesting over the next 10 months (2,000 shares a month), fully vested as of December 31, 2022, recognized as compensation expense. The shares were valued at $1.82 based on the price per stock issued to investors for cash during 2022.

e) 328,147 shares throughout 2022 (January, June, July, August, September, October, and December) with accredited investors in exchange for $586,254 at $1.75 per share.

f) 142,857 shares in June 2022 with an accredited investor in exchange for cash of $250,000 at $1.75. Additionally, as this individual met the required investment threshold, stock warrants were granted (142,857 warrants), but not yet exercised, as disclosed in Note 11.

g) 15,625 shares in October 2022 with an accredited investor in exchange for cash of $35,000 at $2.24 per share.

h) 125,052 shares through a funding campaign with accredited investors in December 2022 in exchange for cash of $152,052 at 2.43 per share.

i) 19,743 shares through a funding campaign with accredited investors in December 2022, with monies due in the future (received in January and February 2023; recorded as a receivable as of December 31, 2022) of $85,406 at $4.33 per share.

Treasury Stock

The Company recognizes treasury stock based on the amount paid to repurchase its shares and is recorded as a reduction of stockholders' equity on the balance sheets. As treasury stock is not considered outstanding for share count purposes, it is excluded from average common shares outstanding for basic and diluted earnings per share. As of December 31, 2023 and 2022, the Company had ten million shares in treasury with a cost of $500.

Promissory Note

Effective November 19, 2021, the Company entered into a promissory note with a stockholder to issue 87,000 shares for $152,250 ($1.75 per share), which was receivable to the Company in thirty-seven (37) equal payment of $4,000 and one (1) final payment of $4,250, beginning January 2022 through March 2025. There is no interest assessed against the outstanding balance.

After three monthly payments of $4,000 were made (a total of $12,000) in exchange for 6,857 shares of stock, the Agreement was terminated with no cancellation or termination fees. Because the Agreement was canceled, the remaining shares were no longer deemed issued and outstanding. Because of the cancellation of this Agreement, within the statements of changes in stockholders' equity, the shares purchased by this individual are included in the "issuance of common stock" line item as if the individual were a market investor.

10. STOCKHOLDERS' EQUITY (Continued)

Stock-Based Compensation - Employees and Non-Employees

Substantially all stock-based compensation, on the date of grant, is fully vested. In certain instances, there may be performance or service requirements in order to vest. As of December 31, 2023, all stocks issued as stock-based compensation were fully vested, except the three individuals, as discussed below. As there are no other classes of stock, all awards are in exchange for common stock.

Effective July 1, 2021, one individual was awarded 133,333 restricted shares, with 13,333 vesting quarterly (time-based) until December 31, 2023. At the grant date, the fair market value of these awarded shares was $27,333. As of December 31, 2023, the employee was fully vested. As of December 31, 2023, there was no unvested stock compensation to be expensed in future periods.

Effective January 1, 2023, two employees were issued 35,000 restricted shares, subject to a milestone-based vesting schedule, with shares vesting ratably over seven milestones. At the grant date, the fair market value of these awarded shares was $96,950. As of December 31, 2023, the employees were fully vested. As of December 31, 2023, the Company had no unvested stock compensation to be expensed in future periods.

In October 2023, an officer of the Company was issued 768,544 non-qualified stock option units, with 240,170 units vesting immediately, and 48,034 units vesting quarterly commencing from December 1, 2023, with the final 48,034 units vesting on June 1, 2026. The fair market value of these stock option units on the grant date, which was determined by using the Black-Scholes model, was $2.70. For the year ended December 31, 2023, total compensation expense was $776,998. As of December 31, 2023, total unvested units and the related unrecognized compensation expense was 480,340 and $1,294,997, respectively.

The same officer was also issued an additional 768,544 incentive stock option units, subject to both time and performance vesting criteria. The fair market value of these stock option units on the grant date, which was determined by using the Black-Scholes model, was $2.70. As of December 31, 2023, none of these units have vested, therefore the total unvested units and the related unrecognized compensation expense was 768,544 and $2,071,995, respectively.

During 2023, nine other employees were issued 740,234 stock option units, subject to a time-based or time and performance-based vesting schedule. As of December 31, 2023, none of these units have vested, and the total related unrecognized compensation expense was $2,008,255.

Stock-based compensation expense for employees and non-employees was $1,730,953 and $446,364 for the years ended December 31, 2023 and 2022, respectively. All transactions for employees and non-employees are described above.

11. WARRANTS

The warrants are exercisable at any time until the fourth anniversary of the date of the individual agreement. The fair market value, on the date of grant, for each of the warrants issued below, was determined based on the methodologies described in Notes 2 and 4.

	Number of Warrants Outstanding	Weighted Average Exercise Price	Number of Warrants Exercisable
BALANCE, JANUARY 1, 2022	510,000	2.38	510,000
Issued	142,857	2.38	142,857
BALANCE, DECEMBER 31, 2022	652,857	$ 2.38	652,857
BALANCE, JANUARY 1, 2023	652,857	2.38	652,857
Issued	-	-	-
BALANCE, DECEMBER 31, 2023	652,857	$ 2.38	652,857

The following table reflects the warrants outstanding as at December 31, 2023:

Expiration Date	Type	Exercise Price	Weighted Average Life Remaining	Warrants Outstanding	Black-Scholes Value
March 11, 2025	Warrant	$ 2.38	1.20 years	250,000	$ 24,375
May 11, 2025	Warrant	2.38	1.36 years	260,000	27,040
June 8, 2026	Warrant	2.38	2.44 years	142,857	39,143
		$ 2.38	1.54 years	652,857	$ 90,558

11. WARRANTS (Continued)

The following table reflects the warrants outstanding as at December 31, 2022:

Expiration Date	Type	Exercise Price	Weighted Average Life Remaining	Warrants Outstanding	Black-Scholes Value
March 11, 2025	Warrant	$ 2.38	2.20 years	250,000	$ 24,375
May 11, 2025	Warrant	2.38	2.36 years	260,000	27,040
June 8, 2026	Warrant	2.38	3.44 years	142,857	39,143
		$ 2.38	2.54 years	652,857	$ 90,558

The following table sets forth the assumptions used to estimate the fair values of the warrants for the years ended December 31:

	2023	2022
Expected term	1.2 – 2.4 years	2.2 – 3.4 years
Expected volatility	150.00%	150.00%
Risk-free interest rate	4.2% – 4.4%	4.2% – 4.4%
Expected dividend yield	0.0%	0.0%
Fair value on the date of grant	$ 0.26 – $0.27	$ 0.26 – $0.27

For the year ended December 31, 2023 and 2022, no warrants were exercised. As of December 31, 2023 and 2022, there is no expected unvested warrant compensation to be expensed in future periods.

12. EQUITY INCENTIVE PLAN

The Company created the 2023 Equity Incentive Plan (the Plan) on April 27, 2023, under which shares of common stock became available for issuance not to exceed 6,000,000. The Stock Plan is designed to attract, retain, and motivate key employees. Currently, the fair value is recognized as an expense over the vesting period of the award. Option awards are generally granted with an exercise price equal to the fair market value of the Company's stock at the date of grant, vest over a five-year period, and expire after ten years. There are certain situations that may accelerate the vesting or termination of all outstanding options, such as a change in control. As of December 31, 2023, 3,722,678 shares were available for grant.

12. EQUITY INCENTIVE PLAN (Continued)

The compensation expenses related to incentive units is included in general and administrative expenses with a corresponding increased to additional paid-in-capital.

The assumptions used to calculate the fair value of options granted during the year ended December 31, 2023 are as follows:

Weighted-average volatility	95.00%
Risk-free rate	3.88%
Dividend yield	0.00%
Expected term years	10

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2023:

	Share Options	Weighted Average Exercise Price
OUTSTANDING – DECEMBER 31, 2022	-	$ -
Granted	2,277,322	0.20
Exercised	-	-
OUTSTANDING – DECEMBER 31, 2023	2,277,322	$ 0.20

The following is a summary of share options vested and exercisable at December 31, 2023:

Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Aggregate Intrinsic Value
288,204	$ 0.21	8.6	$ 776,998

The following is a summary of the changes in nonvested share options as of December 31, 2023:

	Share Options	Weighted Average Grant Date Fair Value
NONVESTED SHARE OPTIONS - DECEMBER 31, 2022	-	$ -
Granted	2,277,322	2.70
Vested	(288,204)	2.70
NONVESTED SHARE OPTIONS - DECEMBER 31, 2023	1,989,118	$ 2.70

12. EQUITY INCENTIVE PLAN (Continued)

The weighted average grant date fair value of stock options issued during the year ended December 31, 2023 was $2.70 per share. As of December 31, 2023, there was $5,375,246 unrecognized compensation expense related to nonvested stock options to be recognized over the remaining vesting period. No options were exercised during the year ended December 31, 2023.

13. RESEARCH AND DEVELOPMENT CREDITS

Under the Internal Revenue Service (IRS) Form 6765, the Company is eligible to claim a credit related to research and development expenses. The research credit is generally allowed for expenses paid or incurred for qualified research. Qualified research means research for which expenses may be treated as section 174 expenses. This research must be undertaken for discovering information that is technological in nature, and its application must be intended for use in developing a new or improved business component of the taxpayer. The payroll tax credit election is an annual election made by a qualified small business specifying the amount of research credit, not to exceed $250,000, that may be used against the employer portion of social security liability. The credit is the smallest of the current year's research credit, an elected amount not to exceed $250,000, or the general business credit carryforward for the tax year. For the years ended December 31, 2023 and 2022, the Company had available R&D credits totaling $77,193.

14. INCOME TAXES

The net deferred tax amounts in the accompanying balance sheet include the following components:

	2023	2022
FEDERAL		
Deferred tax assets	$ 2,213,108	$ 832,417
Deferred tax assets valuation allowance	(2,213,108)	(832,417)
NET DEFERRED FEDERAL TAX ASSETS, NET OF ALLOWANCE	$ -	$ -
STATE		
Deferred tax assets	$ 504,101	$ 188,168
Deferred tax assets valuation allowance	(504,101)	(188,168)
NET DEFERRED STATE TAX ASSETS, NET OF ALLOWANCE	$ -	$ -

14.   INCOME TAXES (Continued)

The income tax benefit consists of the following for the years ended December 31, 2023 and 2022:

	2023	2022
Federal	$ 1,380,691	$ 509,817
State	315,933	71,768
Valuation allowance	(1,696,624)	(581,585)
INCOME TAX BENEFIT	$ -	$ -

The change in the valuation allowance of the following at December 31, 2023 and 2022:

	2023	2022
Beginning balance, January 1	$ 1,020,585	$ 439,000
Change in valuation allowance	1,696,624	581,585
VALUATION ALLOWANCE	$ 2,717,209	$ 1,020,585

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to the future realization of the deferred tax assets and has therefore established a full valuation allowance.

A reconciliation of the statutory tax rate to the Company's effective tax rates as of December 31, 2023 and 2022 is as follows:

	2023	2022
Statutory federal income tax rate	21.0%	21.0%
State taxes	5.0%	5.0%
Change in valuation allowance	(26.0%)	(26.0%)
INCOME TAX BENEFIT	0.0%	0.0%

14. INCOME TAXES (Continued)

Economic Development for a Growing Economy (EDGE) Tax Credit

The EDGE Tax Credit (the Credit) provides an incentive to businesses to support job creation, capital investment and to improve the standard of living for Indiana residents. The refundable corporate income tax credit is calculated as a percentage (not to exceed 100%) of the expected increased tax withholdings generated from new job creation. The credit certification is phased in annually for up to ten years based on the employment ramp-up outlined by the business.

As identified in Note 1, the Company is not expected to have taxable income within the next operating year from the date these financial statements are issued, therefore, the Credit is classified as a long-term asset to be used against future Indiana taxable income. For the years ended December 31, 2023 and 2022, the Company was eligible for the Credit in the amount of $17,073 and $14,924, respectively. For the years ended December 31, 2023 and 2022, the Company recorded a valuation allowance against the available Credit as State taxable income is not expected.

15. ASSET ACQUISITION

On December 5, 2023, the Company acquired certain assets of AirBox Technologies ("AirBox"), in an all-stock transaction. In addition to certain tangible assets, the acquisition includes AirBox's patent portfolio, which Arrive believes will broaden the capabilities of its high-tech mailbox system designed for autonomous and conventional package delivery. In addition to acquiring the above mentioned assets, AirBox's CEO Brandon Pargoe has joined the Arrive team as Vice President of Product Operations. In consideration for the asset purchase, the Company issued 378,290 shares at a price of $2.77 per share, which was determined based on the average price per stock of $2.77 issued to investors for cash in 2023. The assets acquired for which the related purchase price was allocated were as follows:

Assets Acquired	Amount
Drone Hexacopter	$ 50,000
Patents	997,863
Total Purchase Price	$1,047,863

A drone Hexacopter was presented as part of the property and equipment. The patents were subsequently determined to be fully impaired at December 31, 2023. See detailed discussion in Note 2.

16. SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events).

On January 29, 2024, the Company was included in an SEC Form F-4 filed by Brüush Oral Care, Inc., a Canadian domiciled entity, to register the intent of the parties to merge into a new public company, per the signed Merger Agreement of December 15th. Under the terms of the merger agreement, Brüush and Arrive will conduct a business combination in the form of a reverse triangular merger ("Merger") via an all-stock transaction. Brüush ("PubCo") through its wholly owned subsidiary ("Merger Sub") will merge with and into Arrive ("Target Company") with Target Company continuing under the name of Arrive Technology Inc. and as a wholly owned subsidiary of PubCo.

Upon completion of the Merger, the outstanding shares of Target Company's common stock, will be exchanged for common shares of PubCo representing upon issuance, 94.5% of PubCo's issued and outstanding common shares on a fully diluted basis. The legacy shareholders of PubCo will own shares of PubCo common shares representing 5.5% of PubCo's issued and outstanding common shares on a fully diluted basis. The merger has been approved by the board of directors of both companies and is expected to close in the second quarter of 2024, subject to customary closing conditions.

On February 7, 2024, the Company settled a long-standing legal matter with Mr. Justin McGinnis. The terms of the agreement are confidential.

The Company continues to raise capital via Crowdfunding, issuing 256,353 shares in exchange for $778,645 since December 31, 2023. In addition, the Company has raised $130,000 through issuance of 45,018 shares from direct, accredited investors.

The Company has evaluated subsequent events through April 24, 2024, which was the date that these financial statements were available for issuance.